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                                                                   EXHIBIT 99.1

            PRELIMINARY PROXY MATERIALS FOR THE INFORMATION OF THE
                      SECURITIES AND EXCHANGE COMMISSION

                      INTIME SYSTEMS INTERNATIONAL, INC.
                         1601 FORUM PLACE, FIFTH FLOOR
                        WEST PALM BEACH, FLORIDA 33401

                                                                         , 1998

Dear Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders of InTime Systems International, Inc. ("InTime"), to be held at the offices of InTime, 1601 Forum Place, West Palm Beach, Florida, on Friday, June 26, 1998, at 5:00 p.m., local time. At this meeting, you will be asked to consider a proposal to approve the Agreement and Plan of Merger dated April 26, 1998, as amended (the "Merger Agreement") between InTime and ARIS Corporation ("ARIS"), by which InTime will be merged with and into ARIS (the "Merger"). The attached Proxy Statement/Prospectus describes the proposed Merger and the Merger Agreement in detail and provides additional pertinent information about InTime and ARIS. YOU ARE URGED TO READ CAREFULLY THE FULL TEXT OF THE PROXY STATEMENT/PROSPECTUS AND ITS APPENDICES.

  If the Merger Agreement is approved by the stockholders of InTime, (i) InTime will merge with and into ARIS, and ARIS will be the surviving corporation; (ii) each outstanding share of InTime Class A Common Stock (the "InTime Common Stock") will be converted into the right to receive shares of ARIS Common Stock, without par value (the "ARIS Common Stock") based on a ratio (the "Exchange Ratio") described more fully below; (iii) each outstanding InTime Class A Warrant to purchase one share of InTime Common Stock (an "InTime Warrant") will be converted into a warrant to purchase shares of ARIS Common Stock (an "ARIS Warrant") based on the Exchange Ratio; and (iv) each outstanding InTime option to purchase one share of InTime Common Stock (an "InTime Option") will be converted into an option to purchase shares of ARIS Common Stock (an "ARIS Option") based on the Exchange Ratio. ARIS will not exchange any of its securities for the units of InTime securities, as such, consisting of one share of InTime Common Stock and one InTime Warrant (the "Units"), as such, but will instead treat separately each share of InTime Common Stock and each InTime Warrant constituting such Units in the manner described herein.

  The Exchange Ratio will be calculated as follows: (i) determining the average of the closing prices for one share of ARIS Common Stock (as reported by the Nasdaq National Market) for the 10 trading days immediately preceding the Closing Date (the "ARIS Closing Share Price"); (ii) dividing $24,169,888 by: (x) the ARIS Closing Share Price, in the event the ARIS Closing Share Price is less than $34.56; (y) $34.56, if the ARIS Closing Share Price is from $34.56 through $35.00; and (z) the ARIS Closing Share Price minus $0.44, if the ARIS Closing Share Price is greater than $35.00; and (ii) dividing such quotient by the number of shares of InTime Common Stock outstanding as of the Closing Date. The Exchange Ratio will decline (resulting in fewer shares of ARIS Common Stock being issued to the InTime stockholders) as the ARIS Closing Share Price increases. The Merger Agreement provides price protection for holders of InTime Common Stock, by assigning a minimum price per share for the InTime Common Stock of $9.20 (the "Minimum Price Per Share").

  Based on this formula, stockholders of InTime will receive shares of ARIS Common Stock with a minimum market value as of the date the Exchange Ratio is determined of approximately $9.20 per share of InTime Common Stock. This represents a premium of approximately $1.39 per share over the closing price of the InTime Common Stock (as reported on the Nasdaq SmallCap Market) on April 27, 1998 of $7.81 per share and of approximately $2.1375 per share over the closing price (as reported on the Nasdaq SmallCap Market) on May 27,
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1998 of $7.0625 per share. Although there is no maximum number of shares of
ARIS Common Stock that may be issued in the Merger, the market value as of the date the Exchange Ratio is determined of the shares of ARIS Common Stock to be issued to the InTime stockholders will range from $9.20 per share of InTime Common Stock (if the ARIS Closing Share Price is $34.56 or less) to a maximum of approximately $9.32 per share of InTime Common Stock (if the ARIS Closing Price Per Share is $35.00 or greater). Because the Exchange Ratio will be determined as of the day prior to the Closing Date, however, any increase or decrease in the market price of the ARIS Common Stock occurring on the Closing Date will not result in a further readjustment to the Exchange Ratio. Therefore, the actual market value as of the Closing Date of the ARIS Common Stock to be issued to the InTime stockholders may be less than $9.20 per share or greater than $9.32 per share. InTime stockholders are urged to obtain current market prices for the InTime Common Stock and the ARIS Common Stock.

  The proposed Merger is contingent upon, among other things, approval by the stockholders of InTime. The proposed Merger will be consummated as soon as practicable after such approval is obtained and the other conditions to the Merger are satisfied or waived. InTime has received irrevocable proxies from affiliates sufficient to approve the Merger provided the average of the closing prices for one share of ARIS Common Stock (as reported by the Nasdaq National Market) for the nine trading days immediately preceding the Special Meeting and for the date of the Special Meeting (the "Proxy Price") is not less than $25.00. ARIS has the unilateral right (the "ARIS Market Out") to terminate the Merger Agreement following the Special Meeting in the event the average of the closing prices for one share of ARIS Common Stock as reported by the Nasdaq National Market for any ten consecutive trading day period (which period must end on a day following the Special Meeting) is less than $25.00; if ARIS exercises the ARIS Market Out, however, ARIS must pay to InTime a termination fee of $500,000. ARIS and InTime anticipate that the Merger will become effective on June 30, 1998. THUS, THE ACTUAL EXCHANGE RATIO AND THE RESULTING ACTUAL MARKET VALUE OF THE ARIS COMMON STOCK TO BE ISSUED IN THE MERGER WILL NOT BE DETERMINED UNTIL AFTER THE INTIME STOCKHOLDERS HAVE VOTED ON THE MERGER.



  InTime has retained the investment banking firm of Raymond James & Associates, Inc. ("Raymond James") as its financial advisor in connection with the Merger. Raymond James has rendered its opinion, a copy of which is attached as Appendix C to the Proxy Statement/Prospectus, that as of the date of its opinion and based upon the matters described therein, the consideration to be given to the InTime stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of InTime. THE BOARD OF DIRECTORS OF INTIME HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE PROPOSED MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, INTIME AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

  It is important that you vote your shares by completing, dating and returning the accompanying proxy card, whether or not you plan to attend the Special Meeting. Please sign, date and return the accompanying proxy card in the enclosed postage-paid envelope.

                                          Sincerely,

                                          William E. Berry
                                          Chairman of the Board,
                                          Chief Executive Officer and
                                           President

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